
SEC MAIL
PROCESSING
RECEIVED
DEC 2 8 2007
WASH. D.C.
190
SECTION



SECURIT 07008810 ON
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-11539

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/1/2006 (MM/DD/YY) AND ENDING 10-31-2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L & M Securities Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 Main Street
(No. and Street)

Walpole (City) MA (State) 02081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank C. Auditore 508-668-4200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Medaglia & Co., Inc. CPA's
(Name – *if individual, state last, first, middle name*)

26 East Pearl Street (Address) Nashua (City) NH (State) 03060 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Frank C. Auditore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________

______________________

______________________

Signature

President
Title

______________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L & M Securities Company, Inc.
Financial Statements and Supplemental Information
For the Years Ended October 31, 2007 and 2006

* * * TABLE OF CONTENTS * * *

**MEDAGLIA & CO., INC.**
*Certified Public Accountants*

26 EAST PEARL STREET
NASHUA, NEW HAMPSHIRE 03060-3459

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Masschusetts

We have audited the accompanying statements of financial condition of L & M Securities Company, Inc. as of October 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Securities Company, Inc. as of October 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 18, 2007
Nashua, New Hampshire

Medaglia & Co. Inc.



PHONE 603-889-4411 * FAX 603-882-7673 * TOLL FREE 800-833-3693
E-MAIL * tom@medagliaco.com

L & M Securities Company, Inc.
Statements of Financial Condition
October 31, 2007 and 2006

ASSETS

| | 2007 | 2006 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash unrestricted | $ 2,964 | $ 5,901 |
| Cash restricted | 15,000 | 15,000 |
| Marketable securities, at market | 125 | 305 |
| Accounts receivable - stockholders | - | 29,570 |
| Other current assets | 36,895 | 2,608 |
| TOTAL CURRENT ASSETS | 54,984 | 53,384 |
| EQUIPMENT AND LEASEHOLD IMPROVEMENTS: | | |
| Office equipment | 64,821 | 64,821 |
| Leasehold Improvements | 8,146 | 8,146 |
| total | 72,967 | 72,967 |
| Less accumulated depreciation | 56,731 | 53,270 |
| EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET | 16,236 | 19,697 |
| TOTAL ASSETS: | $ 71,220 | $ 73,081 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable - trade | $ 4,155 | $ 1,500 |
| Accrued corporate taxes | 456 | 456 |
| TOTAL CURRENT LIABILITIES | 4,611 | 1,956 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock - no par value, 200,000 shares authorized, 1,000 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 214,985 | 214,985 |
| Accumulated deficit | (149,376) | (144,860) |
| TOTAL STOCKHOLDERS' EQUITY | 66,609 | 71,125 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 71,220 | $ 73,081 |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Statements of Operations
For the Years Ended October 31, 2007 and 2006

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| REVENUE: | | | | |
| Commissions and Dealer profit | $ 1,186,843 | 97.1 | $ 466,361 | 100.0 |
| Other income | 35,206 | 2.9 | - | - |
| TOTAL REVENUE | 1,222,049 | 100.0 | 466,361 | 100.0 |
| OPERATING EXPENSES: | | | | |
| Commissions | 981,715 | 80.3 | 252,786 | 54.2 |
| Rent | 98,804 | 8.1 | 90,760 | 19.5 |
| Depreciation and amortization | 3,461 | 0.3 | 3,594 | 0.8 |
| Professional fees | 12,390 | 1.0 | 2,404 | 0.5 |
| Insurance | 24,273 | 2.0 | 24,264 | 5.2 |
| Massachusetts corporate excise | 490 | - | 456 | 0.1 |
| Office expenses | 45,727 | 3.7 | 47,060 | 10.1 |
| Other operating expenses | 59,705 | 4.9 | 51,989 | 11.1 |
| TOTAL OPERATING EXPENSES | 1,226,565 | 100.3 | 473,313 | 101.5 |
| NET LOSS | $ (4,516) | (0.3) | $ (6,952) | (1.5) |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended October 31, 2007 and 2006

| | # Shares | Common Stock Amount | Additional Paid in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, October 31, 2005 | 1,000 | $ 1,000 | $ 214,985 | $ (137,908) | $ 78,077 |
| Net Loss | - | - | - | (6,952) | (6,952) |
| Balance, October 31, 2006 | 1,000 | 1,000 | 214,985 | (144,860) | 71,125 |
| Net Income | - | - | - | (4,516) | (4,516) |
| Balance, October 31, 2007 | 1,000 | $ 1,000 | $ 214,985 | $ (149,376) | $ 66,609 |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Statements of Cash Flows
For the Years Ended October 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (4,516) | $ (6,952) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation and amortization | 3,461 | 3,594 |
| Change in operating assets and liabilities: | | |
| Decrease (increase) in: | | |
| Marketable securities | 180 | (89) |
| Other current assets | (34,287) | 5,452 |
| Increase (decrease) in: | | |
| Accounts payable - trade | 2,656 | (2,861) |
| NET CASH USED BY OPERATING ACTIVITIES | (32,506) | (856) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Advances from (to) stockholders | 29,569 | (7,700) |
| NET DECREASE IN CASH | (2,937) | (8,556) |
| CASH, INCLUDING RESTRICTED CASH, BEGINNING OF YEAR | 20,901 | 29,457 |
| CASH, INCLUDING RESTRICTED CASH, END OF YEAR | $ 17,964 | $ 20,901 |

| | | |
|---|---|---|
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the period for interest | $ - | $ - |

See accompanying notes and independent auditors' report.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

L & M Securities Company, Inc. (the Company) was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company is primarily engaged in brokerage and investment advisory services.

### Revenue Recognition

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Equipment

Equipment is stated at cost. Major improvements and additions are capitalized. Expenditures for maintenance and repairs which do not extend the life of the applicable assets are charged to expense as incurred. When items become fully depreciated or are disposed of, the cost and accumulated depreciation are eliminated from the accounts.

### Depreciation

Depreciation of equipment has been provided for by the use of the straight-line method to extinguish the cost of the assets over their estimated useful lives.

### Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements. There are no material timing differences between financial statement and tax reporting.

### Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with Mesirow Financial, Inc., whereby the Company executes all customer trades through Mesirow. Net commissions earned are credited to an account in the Company's name at Mesirow. The agreement will be automatically extended for one year periods unless terminated by a thirty day written notice by either party. Under this agreement the Company is required to keep $15,000 and $15,000, as of October 31, 2007 and 2006, respectively on deposit at Mesirow.

MARKETABLE SECURITIES

Marketable securities consist of the following as of October 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Marketable securities, at cost | $ 231 | $ 231 |
| Unrealized appreciation (depreciation) | (106) | 74 |
| Marketable securities, at market value | $ 125 | $ 305 |

NET CAPITAL REQUIREMENTS

In accordance with Securities and Exchange Commission Rule 15c3-1 the Company is required to maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital (both as defined), of no greater than 15 to 1.

At October 31, 2007 and 2006, the Company's net capital was $50,373 and $21,858 respectively and the aggregate indebtedness to net capital ratio was .09 to 1 and .09 to 1, respectively.

INCOME TAXES

The Company has net operating losses of approximately $59,222. The net operating loss carryover will expire between the years 2017 and 2023.

RELATED PARTY TRANSACTIONS

The Company leases its facilities as a tenant at will from the stockholders of the Company. The total amount paid in 2007 and 2006 was $98,804 and $90,760, respectively.

The Company made unsecured advances to its stockholders. The advances were unsecured and non interest bearing. Balances due under this agreement were $0 and $29,570 as of October 31, 2007 and 2006, respectively.

See independent auditors' report.

I & M Securities Company, Inc.
Schedule I -- Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission
as of October 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| TOTAL OWNERSHIP | $ 66,609 | $ 71,125 |
| DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL | 0 | 0 |
| TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL | 66,609 | 71,125 |
| ADD: | | |
| a. Liabilities subordinated to claims of general creditors allowable in Computation of net capital | 0 | 0 |
| b. Other (deductions) or allowable credits | 0 | 0 |
| TOTAL CAPITAL AND ALLOWABLE SUBORDINATE LIABILITIES | 66,609 | 71,125 |
| DEDUCTIONS AND/OR CHARGES: | | |
| a. Non-allowable assets Office equipment and leasehold improvements | (16,236) | (19,697) |
| b. Accounts receivable - stockholders | 0 | (29,570) |
| c. Aged fail-to-deliver | 0 | 0 |
| d. Aged short security differences | 0 | 0 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS | 50,373 | 21,858 |
| HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15C3-1(f)) Trading and investment securities - stocks and warrants | 0 | 0 |
| NET CAPITAL | $ 50,373 | $ 21,858 |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Schedule I -- Computation of Net Capital (Cont.)
Under Rule 15c3-1
of the Securities and Exchange Commission
as of October 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statement of financial condition: | | |
| Accounts payable - trade | $ 4,155 | $ 1,500 |
| Accrued corporate taxes | 456 | 456 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 4,611 | $ 1,956 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required | $ 5,000 | $ 5,000 |
| Excess net capital | 45,373 | 16,858 |
| Excess net capital at 1,000% | $ 49,912 | $ 21,662 |
| Ratio of aggregate indebtedness to net capital | .09 to 1 | .09 to 1 |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
as of October 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| CREDIT BALANCES IN CUSTOMERS' SECURITY ACCOUNTS | $ 0 | $ 0 |
| CUSTOMERS SECURITIES FAILED TO RECEIVE | 0 | 0 |
| TOTAL CREDITS | 0 | 0 |
| DEBIT BALANCES IN CUSTOMERS' CASH ACCOUNTS (net of 1% discount) | 0 | 0 |
| CUSTOMERS SECURITIES FAILED TO DELIVER | 0 | 0 |
| TOTAL DEBITS | 0 | 0 |
| CREDITS OVER DEBITS | 0 | 0 |
| RESERVE REQUIRED (105% of credits over debits) | 0 | 0 |
| AMOUNT HELD ON DEPOSIT ON RESERVE BANK ACCOUNTS | $ 0 | $ 0 |

See accompanying notes and independent auditors' report.

L & M Securities Company, Inc.
Schedule III -- Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
as of October 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3 | $ None | $ None |
| a. Number of items | $ 0 | $ 0 |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3 | $ None | $ None |
| a. Number of items | $ 0 | $ 0 |

See accompanying notes and independent auditors' report.

L & M SECURITIES COMPANY, INC.
RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1
BROKERS UNAUDITED WITH ANNUAL REPORT
AS OF OCTOBER 31, 2007

| | NET CAPITAL | AGGREGATE LIABILITIES | EXPLANATION |
|---|---|---|---|
| NET CAPITAL AND AGGREGATE LIABILITIES - UNAUDITED | $ 18,082 | $ 0 | |
| INCREASE CASH | 15,000 | 0 | To correct cash balances |
| DECREASE RECEIVABLE FROM BROKERS OR DEALERS | -15,000 | 0 | To correct classification Of cash deposit |
| INCREASE IN INVESTMENTS | 7 | 0 | To record asset to correct asset value |
| INCREASE OTHER CURRENT ASSETS | 36,895 | 0 | To record asset |
| INCREASE IN FURNITURE AND FIXTURE | 11,100 | 0 | To correct fixed asset value |
| INCREASE PAYABLE TRADE | (4,155) | 4,155 | To correct liability |
| INCREASE ACCRUED CORPORATE TAXES | (456) | 456 | To record liability |
| INCREASE HAIRCUT ON NON-ALLOWABLE ASSETS | (11,100) | 0 | Correct non-allowable assets |
| NET CAPITAL AND AGGREGATE LIABILITIES - AUDITED | $ 50,373 | $ ( 4,611 ) | |

RECEIVED
8 200
SECTION

MEDAGLIA & CO., INC.
*Certified Public Accountants*

26 EAST PEARL STREET
NASHUA, NEW HAMPSHIRE 03060-3459

To the Board of Directors and Stockholders
L & M Securities Company, Inc.
Walpole, Masschusetts

In planning and performing our audit of the financial statements of L & M Securities Company, Inc.(the Company) for the years ended October 31, 2007 and 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (the Commission), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g):

* In making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

* In making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.

* In complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

* In obtaining and maintaining physical possession or control (as required by Rule 15c3-30), of customers' fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PHONE 603-889-4411 * FAX 603-882-7673 * TOLL FREE 800-833-3693
E-MAIL * tom@medagliaco.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Medaglia & Co., Inc.

Medaglia & Co., Inc.
Nashua New Hampshire
December 18, 2007

END